AMENDMENT TO TRANSFER AGENCY SERVICES AGREEMENT

Amendment No.1 (this “Amendment No. 1”), dated as of January 5, 2018, by and between Atlantic Shareholder Services, LLC, a Delaware limited liability company (the “Atlantic”), and Gallery Trust, a statutory trust organized under the laws of the State of Delaware (the “Trust”).

W I T N E S S E T H :

WHEREAS, effective as of January 8, 2016, Atlantic and the Trust entered into a Transfer Agency Services Agreement (the “Agreement”);

WHEREAS, pursuant to Section 15(a) of the Agreement, each of Atlantic and the Trust desires that the Agreement be amended in accordance with the terms and conditions of this Amendment.

NOW, THEREFORE, in consideration of the premises and mutual agreements herein set forth, and intending to be legally bound hereby, the parties hereto agree that the Agreement shall be and hereby is amended as follows:

Section 1. Defined Terms. Capitalized terms used but not defined herein shall have the meanings ascribed thereto in the Agreement.

Section 2. Amendment to Appendix B. Appendix B to the Agreement is amended by adding to the end thereof a new section 10 that shall read in its entirety as follows:

“10. Shareholder Online Access

Atlantic shall make available a secure website that will allow shareholders to access certain account information, process purchase and redemption transactions, perform certain account maintenance and receive account statements, transaction confirmations and tax forms by electronic delivery.”

Section 3. Agreement as Amended. The term “Agreement” as used in the Agreement shall be deemed to refer to the Agreement as amended hereby and this Amendment No. 1 shall be effective as of the date first above written.

Section 4. Full Force and Effect. If any term, provision, covenant or restriction of this Amendment No. 1 is held by a court of competent jurisdiction or other authority to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Amendment No. 1, and the Agreement, shall remain in full force and effect and shall in no way be affected, impaired or invalidated.

Section 5. Governing Law. This Amendment No. 1 shall be deemed to be a contract made under the laws of the State of Delaware without giving effect to the principles of conflicts of law thereof.

Section 6. Execution in Counterparts. This Amendment No. 1 may be executed in any number of counterparts and each of such counterparts shall for all purposes be deemed to be an original, and all such counterparts shall together constitute but one and the same instrument.

Section 7. Ratification, Adoption and Approval. In all respects not inconsistent with the terms and provisions of this Amendment No. 1, the Agreement is hereby ratified, adopted, approved and confirmed

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IN WITNESS WHEREOF, the parties hereto have caused this Amendment No. 1 to be executed in their names and on their behalf by and through their duly authorized officers, as of the day and year first above written.

ATLANTIC SHAREHOLDER SERVICES, LLC

By:	/s/ Christopher Koons
Name:	Christopher Koons
Title:	Senior Vice President

GALLERY TRUST

By:	/s/ Lisa Whittaker
Name:	Lisa Whittaker
Title:	Assistant Secretary and Vice President

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